# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canterbury Park Holding Corp, CIK 0001672909
CUSIP: 13811E101
Title of class of securities: Common Stock, $.01 par value
Address of issuer's principal executive offices: 1100 CANTERBURY ROAD S., SHAKOPEE, Minnesota (MN), 55379
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001042527

## Reporting persons
- SAMPSON RANDALL D: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 959,873; shared voting power 33,830; sole dispositive power 959,873; shared dispositive power 33,830; aggregate amount beneficially owned 993,703 (19.8% of the class)

## Item 1. Issuer
Name of issuer: Canterbury Park Holding Corp
Address of issuer's principal executive offices: 1100 CANTERBURY ROAD S., SHAKOPEE, MINNESOTA, 55379

## Item 2. Person Filing
Name of person filing: Randall D. Sampson
Address of principal business office or, if none, residence: 1100 Canterbury Road, Shakopee, Minnesota 55379
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, Mr. Sampson beneficially owns 993,703 shares of the outstanding common stock of the Company, which includes:

(i) 258,313 shares of common stock owned by Mr. Sampson individually and includes 1,000 shares of unvested deferred stock that will vest within sixty days from December 31, 2024;

(ii) 33,530 shares of common stock owned jointly by Mr. Sampson and his spouse;

(iii) 34,173 shares of common stock held by the Randall D. Sampson GST Trust, of which Mr. Sampson is the sole trustee;

(iv) 667,387 shares of common stock held by Sampson Family Real Estate Holdings, LLC, of which Mr. Sampson is the sole manager; and

(v) 300 shares of common stock held by the Sampson Family Foundation, a charitable foundation of which Mr. Sampson is one of five directors. The two officers of the Sampson Family Foundation have the authority to vote and dispose of the shares of common stock held by the Sampson Family Foundation. Mr. Sampson is not an officer of the Sampson Family Foundation.

Does not include 10,150 shares of unvested deferred stock that will vest beyond sixty days from December 31, 2024.

Mr. Sampson disclaims beneficial ownership of all of the foregoing shares of the Company's common stock except those shares he holds individually or jointly with his spouse.
Percent of class: 19.8% based on 5,019,609 shares of the Company's common stock outstanding on November 8, 2024 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed on November 8, 2024.
Sole power to vote or to direct the vote: 959,873
Shared power to vote or to direct the vote: 33,830
Sole power to dispose or to direct the disposition: 959,873
Shared power to dispose or to direct the disposition: 33,830

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SAMPSON RANDALL D: Randall D. Sampson, President & CEO (02/14/2025)